FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca divests rights to Arimidex and Casodex in Europe and certain additional countries

20 December 2019 07:00 GMT

AstraZeneca divests rights to Arimidex and Casodex
  in Europe and certain additional countries

Sale to Juvisé Pharmaceuticals supports AstraZeneca's strategy of focusing on pipeline of new medicines

AstraZeneca today announced that it has agreed to sell the commercial rights to Arimidex (anastrozole) and Casodex (bicalutamide) in a number of European, African and other countries1 to Juvisé Pharmaceuticals.

The medicines, used primarily to treat breast and prostate cancers, have lost their compound patent protection in these countries. AstraZeneca already divested the rights to both Arimidex and Casodex in the US in 2017.

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "Arimidex and Casodex are important established medicines and we are pleased that Juvisé Pharmaceuticals will now take on the work of making sure patients continue to have access to them. Today's agreement is part of a broader strategy of reducing our portfolio of mature medicines to reallocate resources towards developing our pipeline of new medicines."

Financial considerations
As there were no closing conditions to the divestment, the agreement became effective upon signing. Juvisé Pharmaceuticals has made an upfront payment of $181m to AstraZeneca and may also make future sales-contingent payments of up to $17m. Income arising from the upfront payment will be reported in AstraZeneca's financial statements in the fourth quarter of 2019. Income from the upfront and any future payments will be reported within Other Operating Income & Expense. In 2018, Arimidex had sales of $37m in the countries covered by this agreement, while Casodex had sales of $24m. The divestment does not change the Company's financial guidance for 2019.

About Arimidex
Arimidex (anastrozole) is an aromatase inhibitor, indicated primarily for the adjuvant treatment of postmenopausal women with hormone receptor-positive early breast cancer, the first-line treatment of postmenopausal women with hormone receptor-positive or hormone receptor-unknown locally advanced or metastatic breast cancer and the treatment of advanced breast cancer in postmenopausal women with disease progression, following tamoxifen therapy.

About Casodex
Casodex (bicalutamide) is an androgen-receptor inhibitor, indicated for use in combination therapy with a luteinising hormone-releasing hormone analogue for the treatment of Stage D2 metastatic carcinoma of the prostate.

About AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory) Other medicines	+44 203 749 5631
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1.    For Arimidex and Casodex: Albania, Austria, Belgium, Bulgaria, Croatia, Cyprus, Estonia, Finland, France, France exports2, Germany, Greece, Ireland, Israel, Italy, Liechtenstein, Luxembourg, Monaco, the Netherlands, Norway, Romania, Serbia, Slovenia, Spain, Sweden, Switzerland, Algeria, Morocco, Lebanon, Tunisia, Turkey, and French-speaking Africa (Ivory Coast, Benin, Gabon, Niger, Mauritania, Burkina Faso, Mali, Chad, Burundi, Cameroon, Guinea, Senegal, Central African Republic, Togo, Djibouti, Democratic Republic of the Congo, Republic of the Congo and Madagascar). Additionally, for Arimidex: Czech Republic, Hungary, Lithuania, Malta, Poland and Portugal.

2.   France exports are sales made in France, under the French entity of AstraZeneca, for export to French DOM-TOMs (Départements d'outre-mer, Territoires d'outre-mer): DOM-TOMs are either 'overseas collectives' (administrative divisions of France) or 'overseas departments' (officially part of France), and include: French Guyana, French Polynesia, Guadeloupe, Mayotte, Martinique, New Caledonia, La Reunion, Saint-Barthelemy, Saint-Martin, Saint-Pierre-et-Miquelon and Wallis-et-Futuna.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 December 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary